SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                    FORM 11-K

                     ANNUAL REPORT PURSUANT TO SECTION 15(J)

                     OF THE SECURITIES EXCHANGE ACT OF 1934


                    X ANNUAL REPORT PURSUANT TO SECTION 15(D)
                                      ----
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                   FOR THE FISCAL YEAR ENDED DECEMBER 31, 2002


                                       OR


                   TRANSITION REPORT PURSUANT TO SECTION 15(D)
                                      -----
                     OF THE SECURITIES EXCHANGE ACT OF 1934

          FOR THE TRANSITION PERIOD FROM _____________ TO _____________


                         COMMISSION FILE NUMBER 1-14762


                SERVICEMASTER PROFIT SHARING AND RETIREMENT PLAN
                               FULL TITLE OF PLAN


                            THE SERVICEMASTER COMPANY
                                 3250 LACEY ROAD
                          DOWNERS GROVE, ILLINOIS 60515

                              NAME OF ISSUER OF THE
                      SECURITIES HELD PURSUANT TO THE PLAN
                AND THE ADDRESS OF THE PRINCIPAL EXECUTIVE OFFICE

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Committee and Plan administrators have duly caused this annual report to be signed by the undersigned thereunto duly authorized.


                SERVICEMASTER Profit Sharing and Retirement Plan



By:  /s/Deborah A. O'Connor
     ------------------------------------
     Deborah A. O'Connor
     Senior Vice President and Controller



By:  /s/Eric R. Zarnikow
     ------------------------------------
     Eric R. Zarnikow
     Senior Vice President and Treasurer








Date:     June 25, 2003

ServiceMaster Profit Sharing and Retirement Plan

Financial Statements as of December 31, 2002 and 2001, and for the Year Ended December 31, 2002, and supplemental Schedule as of and for the Year Ended December 31, 2002, and Independent Auditors' Report

                SERVICEMASTER PROFIT SHARING AND RETIREMENT PLAN



                                TABLE OF CONTENTS


INDEPENDENT AUDITORS' REPORT

FINANCIAL STATEMENTS:
  Statements of Net Assets Available for Benefits as of December 31, 2002
    and 2001
  Statement of Changes in Net Assets Available for Benefits for the Year
    Ended December 31, 2002
  Notes to Financial Statements

SUPPLEMENTAL SCHEDULE:
  Form 5500, Schedule H, Part IV, Line 4i - Schedule of Assets (Held at End of
    Year) as of December 31, 2002

EXHIBITS:
     23.1 Consent of Independent Public Accountants
     99.1 Certification Pursuant to Section 1350 of Chapter 63 of Title 18 Of The United States Code





All other schedules required by Section 2520.103-10 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

INDEPENDENT AUDITORS' REPORT


To the Equity Plans Administrative Committee of the
ServiceMaster Profit Sharing and Retirement Plan:

We have audited the accompanying statement of net assets available for benefits of the ServiceMaster Profit Sharing and Retirement Plan as of December 31, 2002, and the related statement of changes in net assets available for benefits for the year then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audit. The financial statement of the Plan as of December 31, 2001 was audited by other auditors who have ceased operations. Those auditors expressed an unqualified opinion on that financial statement in their report dated May 31, 2002.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such 2002 financial statements present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2002, and the changes in net assets available for benefits for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the 2002 basic financial statements taken as a whole. The supplemental schedule of assets (held at the end of year) as of December 31, 2002, is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This schedule is the responsibility of the Plan's management. Such schedule has been subjected to the auditing procedures applied in our audit of the basic 2002 financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

/s/ Deloitte & Touche LLP
Chicago, Illinois
June 23, 2003

Below is a copy of the audit report previously issued by Arthur Andersen LLP in connection with the Plan's filing on Form 11-K for the year ended December 31, 2001. This audit report has not been reissued by Arthur Andersen LLP in connection with the filing on Form 11-K.


INDEPENDENT AUDITORS' REPORT


To the Benefits Administration Committee of the
ServiceMaster Profit Sharing and Retirement Plan


We have audited the accompanying statements of net assets available for benefits of the ServiceMaster Profit Sharing and Retirement Plan as of December 31, 2001 and 2000, and the related statement of changes in net assets available for benefits for the year ended December 31, 2001. These financial statements are the responsibility of the Plan's Benefits Administration Committee. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the ServiceMaster Profit Sharing and Retirement Plan as of December 31, 2001 and 2000, and the changes in net assets available for benefits for the year ended December 31, 2001, in conformity with accounting principles generally accepted in the United States.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule of Assets (Held at End of Year) and Schedule of Reportable Transactions are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan's Benefits Administration Committee. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.




/s/ Arthur Andersen
Chicago, Illinois
May 31, 2002

SERVICEMASTER PROFIT SHARING AND RETIREMENT PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 2002 AND 2001
--------------------------------------------------------------------------------


                                                       2002            2001

ASSETS:
  Investments (Note 3):
   Participant-directed investments                $191,438,812     $274,039,981
   The ServiceMaster Common Stock Fund (Note 4)      50,583,739      133,919,334
                                                    -----------     -----------

           Total investments                        242,022,551      407,959,315

  Non-interest-bearing cash                              74,024          221,892
  Employer contribution receivable                    8,675,073       10,750,357
  Employee contribution receivable                      724,658                -
                                                    -----------     ------------

NET ASSETS AVAILABLE FOR BENEFITS                  $251,496,306     $418,931,564
                                                   ============     ============

SERVICEMASTER PROFIT SHARING AND RETIREMENT PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
YEAR ENDED DECEMBER 31, 2002
--------------------------------------------------------------------------------


CONTRIBUTIONS:
  Participant contributions                                    $ 22,842,946
  Rollover contributions                                          1,482,053
  Employer contributions                                          8,694,122
                                                               ------------

           Total contributions                                   33,019,121
                                                               ------------

INVESTMENT RESULTS:
  Net (depreciation) in fair value of investments               (33,139,238)
  Dividends                                                       6,360,663
  Interest                                                          674,610
                                                               ------------

           Net investment loss                                  (26,103,965)

BENEFITS PAID TO PARTICIPANTS                                   (28,118,390)

ADMINISTRATIVE EXPENSES                                             (36,145)

NET TRANSFERS OUT OF PLAN (Note 1)                             (146,195,879)
                                                               ------------

DECREASE IN NET ASSETS                                         (167,435,258)

NET ASSETS AVAILABLE FOR BENEFITS:
  Beginning of year                                             418,931,564
                                                               ------------

  End of year                                                 $ 251,496,306
                                                              =============


See notes to financial statements.

SERVICEMASTER PROFIT SHARING AND RETIREMENT PLAN

NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2002 AND 2001, AND FOR THE
YEAR ENDED DECEMBER 31, 2002
--------------------------------------------------------------------------------


1.   DESCRIPTION OF THE PLAN

     GENERAL--The following description of the Plan provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions. The ServiceMaster Profit Sharing and Retirement Plan (the "Plan") is a defined contribution plan established by The ServiceMaster Company and its subsidiaries (the "Company") to whom the Plan has been extended to provide eligible employees with a program to save for retirement. The Plan is administered by the Equity Plans Administrative Committee. It is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA"), as amended.

     SALE OF MANAGEMENT SERVICES--The Management Services segment of the Company was sold to ARAMARK Corporation on November 30, 2001. As of that date, employees of this segment were no longer eligible to contribute to the Plan. Account balances of Management Services participants of $146,195,879 in cash, Company stock, and participant loans were transferred out of the Plan between February 28, 2002 and March 27, 2002 to a successor plan sponsored by ARAMARK Corporation.

     ELIGIBILITY--Full and part-time nonunion employees of the Company who have completed 90 days of service and are at least 18 years of age are eligible to participate in the Plan. Leased employees and employees who are or who become covered by a collective bargaining agreement, which do not allow for Plan participation, are not eligible to participate in the Plan.

     PARTICIPANT CONTRIBUTIONS--Participants may elect to contribute a minimum of 1% up to a maximum of 15% of pretax annual compensation, as defined in the Plan, subject to certain limitations. The first 4% of pretax compensation (base contribution) contributed to the Plan is eligible for a discretionary employer matching contribution. Participants may also contribute amounts representing distributions from other qualified plans. Participants direct the investment of their contributions into various investment options offered by the Plan, which currently consist of The ServiceMaster Company common stock, nine mutual funds and three common/collective trust funds.

     EMPLOYER CONTRIBUTIONS--The Company's contribution is discretionary and the amount of contribution from Company profits is determined each year by the Board of Directors after a review of the overall financial performance of the Company and the key business units. The matching contribution may differ for different employee groups. Half of the Company's matching contribution is invested directly in The ServiceMaster Company common stock fund and the other half is invested according to the participants' direction. Effective May 15, 2002, after the Company matching contribution is made, participants have complete investment discretion over all Company contributions. The Board of Directors approved a Company match contribution of 65% of participants' base contribution across all business units for the year ended December 31, 2002.

     PARTICIPANT ACCOUNTS--Individual accounts are maintained for each Plan participant. Each participant's account is credited with the participant's contribution and allocations of (a) the Company's contribution, (b) Plan earnings and (c) forfeitures. The participant's accounts are charged with Plan losses and administrative fees, where applicable. Allocations are based on participant contributions or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

     VESTING--Participants are vested immediately in their contributions plus actual earnings thereon. Vesting in the Company's contribution is based on the following schedule, except in the event of death or permanent disability, in which case the participant becomes immediately vested:


     COMPLETED YEARS                             PERCENT
          of Service                             VESTED

     Less than 2 years of service                       0 %
     2 years of service but less than 3                25
     3 years of service but less than 4                50
     4 years of service but less than 5                75
     5 years of service or more                       100


     FORFEITURES--Forfeitures are used first to reinstate all rehired participants' forfeitures and then are allocated to eligible participants in the same manner as employer profit sharing contributions. Unallocated forfeitures were $396,535 and $906,929 at December 31, 2002 and 2001, respectively.

     PARTICIPANT LOANS--Participants may borrow from their fund accounts a minimum of $500 up to a maximum of the lesser of: (a) $50,000 or (b) 50% of their vested account balance (limited to the value of the participant's contributions and earnings thereon), minus their highest outstanding loan balance in the previous 12 months. A participant's loan is secured by the balance in the participant's account and bears interest at the prime interest rate as listed in The Wall Street Journal on the first business day of the month in which the loan is issued, plus 1%.

     BENEFITS PAYMENTS--A participant may elect to have the value of his or her vested account (minus any outstanding loan balance) distributed to him or her upon permanent disability, upon reaching normal retirement age (65), or upon termination of employment. A participant may elect to receive either a lump-sum amount equal to the value of the participant's vested interest in his or her account, or monthly, quarterly, or annual installments for a specified number of years not to exceed the participant's life expectancy and that of his or her beneficiary. At the time of distribution, shares of ServiceMaster stock in the participant's account can be taken in-kind or in cash.

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     BASIS OF ACCOUNTING--The accompanying financial statements have been prepared using the accrual method of accounting in conformity with accounting principles generally accepted in the United States of America.

     USE OF ESTIMATES--The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the Plan to make estimates and assumptions that affect the reported amounts of net assets available for benefits and changes therein. Actual results could differ from those estimates. The Plan utilizes various investment instruments, including mutual funds and investment contracts. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the financial statements.

     INVESTMENT VALUATION AND INCOME RECOGNITION--The Plan's investments, other than the Stable Value Fund, are stated at fair value based on quoted market prices or estimated fair value as reported by the Plan's trustee. Shares of mutual funds are valued at the net asset value of shares held by the Plan at year-end. Participant loans are valued at the outstanding loan balances.

     Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

     The Stable Value Fund invests in guaranteed investment contracts, funding agreements and security-backed investment contracts, and separate accounts issued or wrapped by insurance companies, banks, or other financial institutions (collectively referred to herein as "Investment Contracts"). Investment contracts are carried at cost plus accrued interest ("Book Value"). Investment Contracts will normally be held to maturity, and meet the fully benefit responsive requirements of the AICPA Statement of Position 94-4, REPORTING OF INVESTMENT CONTRACTS HELD BY HEALTH AND WELFARE BENEFIT PLANS AND DEFINED CONTRIBUTION PENSION PLANS. The aggregate average crediting interest rate of the Investment Contracts as of December 31, 2002 and 2001 was 4.90% and 6.36%, respectively. The aggregate average yield for the year ended December 31, 2002 was 4.73%. There are no reserves against contract value for credit risk of the contract issuers or otherwise. Book Value approximates fair value at December 31, 2002 and 2001.

     ADMINISTRATIVE EXPENSES--Administrative expenses are paid by the Plan to the extent not paid by the Company. Expenses paid by the Company include payments to third-party service providers for trust, investment and legal services, among others. Expenses paid by the Plan include participant loan initiation fees and loan maintenance fees.

     PAYMENT OF BENEFITS--Benefit payments to participants are recorded upon distribution. Amounts allocated to accounts of persons who have elected to withdraw from the Plan but have not yet been paid were $233,532 at December 31, 2002. This amount also includes distributions for which participants have elected to be paid on an installment basis.

3.   INVESTMENTS

     The Plan's investments that represented five percent or more of the Plan's net assets available for benefits as of December 31, 2002 and 2001 are as follows:

                                                                                          2002                2001

       Putnam Investors Fund, 1,955,405 and 2,697,542 shares,
         respectively                                                                 $ 17,422,656        $ 31,453,334
       The George Putnam Fund of Boston CL Y,
         3,479,481 and 3,665,683 shares, respectively                                   51,600,706          61,473,500
       The Putnam Fund for Growth & Income CL Y,
         1,169,835 and 1,415,741 shares, respectively                                   16,564,863          25,143,550
       Putnam Bond Index Fund, 3,346,531 and 4,873,343 shares,
         respectively                                                                   43,672,224          57,944,046
       Putnam S&P 500 Index Fund, 702,118 and 861,717 shares,
         respectively                                                                   15,193,824          23,998,828
       Putnam Stable Value Fund, 22,931,226 and 43,273,907 shares,
         respectively                                                                   22,931,226          43,273,907
       The ServiceMaster Company common stock fund,
         4,557,094 and 9,704,300 shares, respectively                                   50,583,739*        133,919,334*

       * Includes both participant-directed and nonparticipant-directed amounts.


     During 2002, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated), as follows:

     Mutual funds:
       Putnam Investors Fund                                      $ (6,238,493)
       The George Putnam Fund of Boston CL Y                        (6,547,206)
       The Putnam Fund for Growth & Income CL Y                     (4,385,088)
       Vanguard Life Strategy Income Fund                              (86,217)
       Vanguard Life Strategy Conservative Growth Fund                (291,622)
       Vanguard Life Strategy Growth Fund                           (1,548,464)
       One Group Mid Cap Growth Fund                                   (85,422)
       Neuberger & Berman Genesis Trust                               (160,383)
       Putnam International Growth Fund                                (39,510)
                                                                --------------

     Mutual funds total                                            (19,382,405)
                                                                --------------

     Common collective trust funds:
       Putnam Bond Index Fund                                        4,226,936
       Putnam S&P 500 Index Fund                                    (4,441,431)
                                                                --------------

     Common collective trust funds total:                             (214,495)
                                                                --------------

     The ServiceMaster Company common stock fund                   (13,542,338)
                                                                --------------

     Net depreciation of investments                             $ (33,139,238)
                                                                ==============

4.   THE SERVICEMASTER COMMON STOCK FUND

     Investment in the Plan is participant-directed, except that half of the Company's matching contribution is invested directly in The ServiceMaster Company common stock fund. Effective May 15, 2002, after the Company matching contribution is made, participants have complete investment discretion over all Company contributions. Participants, at their discretion, may also direct their investment to The ServiceMaster Company common stock fund. Information about the net assets as of December 31, 2002 and 2001 and the significant components of the changes in net assets relating to The ServiceMaster Company common stock fund for the year ended December 31, 2002 is as follows:

                                                                          AS OF DECEMBER 31,
                                                                        2002                2001

     Net assets:
        The ServiceMaster Company common stock fund                 $ 50,583,739        $ 133,919,334
                                                                    =============       =============

                                                                       YEAR ENDED
                                                                   DECEMBER 31, 2002

     Changes in net assets:
       Additions:
         Contributions                                                $ 7,395,973
         Interest and dividend income                                   2,406,669
       Deductions:
         Benefits paid to participants                                 (7,486,186)
         Net transfers into other investments                          (5,338,417)
         Transfers from Plan                                          (66,770,030)
         Net depreciation                                             (13,542,338)
         Other expenses                                                    (1,266)
                                                                      -----------

     Net change                                                       (83,335,595)

     The ServiceMaster common stock fund--beginning of year           133,919,334
                                                                     ------------

     The ServiceMaster common stock fund--end of year                $ 50,583,739
                                                                     ============



5.   RELATED-PARTY TRANSACTIONS

     The Plan invests in shares of mutual funds and interests in common collective trust funds managed by Putnam Fiduciary Trust Company ("PFTC"). PFTC acts as trustee and record keeper for the Plan. The Plan also invests in Company stock and allows loans to participants. These transactions qualify as party-in-interest transactions, which are exempt from the prohibited transaction rules.

     At  December  31,  2002 and 2001,  the Plan held  4,557,094  and  9,704,300 shares, respectively, of common stock of The ServiceMaster Company, the sponsoring employer, with a cost basis of $48,597,770 and $106,164,668, respectively. During the year ended December 31, 2002, the Plan recorded dividend income of $2,406,669 from its investment in The ServiceMaster common stock fund.

6.   PLAN TERMINATION

     The Company currently intends to continue the Plan indefinitely. However, the Company has the right under the Plan to discontinue contributions and terminate the Plan at any time, subject to the provisions of ERISA. If the Plan is terminated, participants will become fully vested in the Company contributions account balances.

 7.  FEDERAL INCOME TAX STATUS

     The Plan received a favorable determination letter from the Internal Revenue Service dated August 27, 2002. The Plan administrator believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code. Therefore, the Plan administrator believes that the Plan was qualified and the related trust was tax-exempt as of the financial statement dates, and no provision for income tax is included in the financial statements.

                                   ******

SERVICEMASTER PROFIT SHARING AND RETIREMENT PLAN

FORM 5500, SCHEDULE H, PART IV, LINE 4i--
SCHEDULE OF ASSETS (HELD AT END OF YEAR)
DECEMBER 31, 2002

----------------------------------------------------------------------------------------------------------------



                                (B) IDENTITY OF ISSUE/                                          (E) CURRENT
 (a)                       (c) Description of Investment                (d) Cost                     Value

      MUTUAL FUNDS:
  *     Putnam Investors Fund                                              N/A                    $ 17,422,656
  *     The George Putnam Fund of Boston CL Y                              N/A                      51,600,706
  *     The Putnam Fund for Growth & Income CL Y                           N/A                      16,564,863
        Vanguard Life Strategy Income Fund                                 N/A                       2,137,167
        Vanguard Life Strategy Conservative Growth Fund                    N/A                       2,794,008
        Vanguard Life Strategy Growth Fund                                 N/A                       7,153,552
        Neuberger & Berman Genesis Trust                                   N/A                       1,458,131
        One Group Mid Cap Growth Fund                                      N/A                         586,722
  *     Putnam International Growth Fund                                   N/A                         331,659
      COMMON COLLECTIVE TRUST FUNDS:
  *     Putnam Bond Index Fund                                             N/A                      43,672,224
  *     Putnam S & P 500 Index Fund                                        N/A                      15,193,824
      EMPLOYER SECURITIES--common shares:
  *     The ServiceMaster Company common stock fund                     $ 48,597,770                50,583,739
      STABLE VALUE FUND:
  *     Putnam Stable Value Fund, common collective fund                   N/A                      22,931,226
        Massachusetts Mutual Life Insurance Company,
        guaranteed investment contact, 4.9%, maturing 2003                 N/A                         441,613
  *   PARTICIPANT LOANS (Interest rates generally from 5.25% to
        10.5% maturing 2002 to 2012)                                       N/A                       9,150,461
                                                                                                    ----------

      Total                                                                                      $ 242,022,551
                                                                                                 =============

  *   Party-in-interest.

N/A: Cost information is not required for participant-directed investments and, therefore, is not included. The ServiceMaster common stock fund includes both participant-directed and nonparticipant-directed investments.

